Exhibit 99.1

[Confidential]

Share Acquisition Agreement

(English Translation)

March, 2021

Share Acquisition Agreement

This Agreement is made and entered into in Shenzhen on this 17th Day of March in the year of 2021 by and between:

Acquirer:

Biznest Internet Technology Co., Ltd. (hereinafter referred to as “Biznest”) with its domicile at F/18-B, Tower of Zhuzilin Education and Technology Building, Xiangmihu Street, Futian District, Shenzhen China.

TAOPING INC. (hereinafter referred to as “TAOPING”).

Transferors:

Jianghuai LIN, ID No.: [  ], Citizen of the PRC.

Qinglong LIN, ID No.: [  ], Citizen of the PRC.

Shenzhen Hengxin Consulting Enterprise (Limited Partnership) with its domicile at No. A1403-17, Tianan Innovation Technology Plaza, Chegongmiao Community, Shatou Street, Futian District, Shenzhen China.

Shenzhen Sixiang Consulting Enterprise (Limited Partnership) with its domiciled at No. 1008, East Block, Coastal City, No.5 Haide 3rd Road, Haizhu Community, Yuehai Street, Nanshan District, Shenzhen China.

(The shareholding ratio of each transferor to the Target Company is referred to Annex I of this Agreement)

Target Company:

TAOPING New Media Co., Ltd. (hereinafter referred to as “Target Company”) with its domicile at F/18-C, Education Technology Building, No. 26 Zizhu 7th Road, Zhulin Community, Xiangmihu Street, Futian District, Shenzhen, and Huang Zhixiong as its legal representative.

Whereas:

1.	TAOPING is a public company listed on the Main Board of NASDAQ Stock Market in the United States with its Stock Exchange Code: TAOP.

2.	Biznest is a limited liability company incorporated in Shenzhen, and 99.8004% of the shares of Biznest are held by IASPEC TECHNOLOGY GROUP, LTD., the Variable Interest Entity (VIE) of TAOPING.

3.	The Target Company is a limited liability company legally established and validly existing under the laws of the PRC and currently holds an Enterprise Legal Person Business License with registration number 91440300MA5EHDWB0G issued by the Shenzhen Municipal Administration of Market Supervision, with a registered capital of RMB 66.67 million. The Transferors currently holds 100% of the shares of the Target Company in aggregate. The scope of business of the Target Company is [information transmission, software and IT services; development of computer software and information system software, and sales of electronic products. IT consulting; installation of communication lines, equipment and intelligent system; engaged in advertising business (If laws, administrative regulations and the State Council require separate examination and approval of advertising business projects, they can only operate after obtaining permission)].

4.	The Transferors intend to transfer 100% of the shares of the Target Company held by the Transferors to Biznest, who intends to receive the said shares. After the completion of the transaction, Biznest will hold 100% of the shares of the Target Company in aggregate.

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In order to clarify the rights and obligations of the parties and protect the legitimate rights and interests of the parties, on the basis of equality and mutual benefit and consensus, and in accordance with the principles of fairness, justice and reasonableness, the parties have reached the following agreement with respect to the transaction and shall jointly comply with it.

I.	Definitions and Interpretation

1.1	In this Agreement, unless otherwise expressly provided or the context clearly requires, each of the following terms shall have the following definitions.

Biznest:	refers to the Biznest Internet Technology Co., Ltd.;

Transferors:	refers to Jianghuai LIN, Qinglong LIN, Shenzhen Hengxin Consulting Enterprise (Limited Partnership) and Shenzhen Sixiang Consulting Enterprise (Limited Partnership) who are the transferors of the Target Company;

Target Company:	refers to TAOPING New Media Co., Ltd.;

Subsidiaries:	refers to the subsidiaries of the Target Company that can be consolidated in the financial statements in accordance with Accounting Standards for Business Enterprises of PRC.;

This Transaction:	refers to the proposed acquisition by Biznest of 100% of the shares of the Target Company held by the Transferors;

Target Assets:	refers to 100% of the shares of the Target Company held by the Transferors in this Transaction;

This Agreement: Audit Institution:

Audit Base Date: refers to December 31, 2020;

refers to the accounting firm engaged by Biznest and qualified to practice securities and futures in the United States for the purpose of this transaction to audit the financial position of the Target Company as of the Audit Base Date;

Settlement Day:	refers to the date on which the target assets have completed the settlement procedures as agreed in Article 5.1 of this Agreement;

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Management Team:	refers to the management and core employees of the Target Company;

Main Business:	refers to the business currently engaged in by the Target Company including [information transmission, software and IT services; development of computer software and information system software, and sales of electronic products. IT consulting; installation of communication lines, equipment and intelligent system; engaged in advertising business (If laws, administrative regulations and the State Council require separate examination and approval of advertising business projects, they can only operate after obtaining permission)];

Material Adverse Effect:	refers to (A) any event, fact, condition, change or effect that has or may have a material adverse effect on the operations, development, results of operations, financial or other condition, property (including intangible property), assets (including intangible assets), management, liabilities or business prospects of the Target and its subsidiaries; or (B) event, fact, condition, change or effect that has or may have a material adverse effect on Biznest’s interest under this Agreement, or on either party’s ability to perform its respective obligations hereunder;

Related Parties:	refers to (with respect to any particular institution or person) any other institution or person that directly or indirectly controls the institution or person, is controlled by the institution or person, or is controlled by another institution or person together with the institution or person. The term “control” means ownership of more than fifty percent (50%) of the registered capital of a business or other entity, or the power to appoint legal representatives, general managers or other key personnel of a business or other entity, or the power to determine the financial and operating policies of a business or other entity;

Laws and Regulations:	refers to laws, regulations, administrative rules or other generally legally binding normative documents currently in force in the PRC, including those which are modified, amended, supplemented, interpreted or re-enacted from time to time;

Yuan and Ten Thousand Yuan:	refers to RMB Yuan and RMB Ten Thousand Yuan, unless otherwise stated in this Agreement.

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1.2	Unless any other provision of this Agreement contains any express provision to the contrary, the period determined or decided under this Agreement for the performance of any act or thing shall be calculated in accordance with the following provisions:

1.2.1	The “Days” in this Agreement refers to the natural days and includes legal holidays;

1.2.2	The “Business Day” refers to any day from Monday to Friday (excluding legal holidays);

1.2.3	If an act or thing is required to be done within a specified period before a specified date, or not beyond that specified period, the period shall end at the time closest to that date;

1.2.4	If an act or thing is required to be done after a specified date, or within a specified period from that specified date, that period shall commence immediately after that date;

1.2.5	If an act or thing is required to be done within a specified period, that period shall end at the end of the last day of the period.

1.3	In this Agreement, if any reference is made to any term that is not in Chinese law, such term shall be construed in accordance with the original intent of the parties hereto and in accordance with Chinese law.

1.4	The headings of the terms of this Agreement are for convenience of reference only and shall not affect the interpretation of this Agreement and shall not limit the content or scope following the headings.

1.5	The Annex to this Agreement forms an integral part of this Agreement.

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II.	Scheme of the Transaction

2.1	Method of the Transaction

The parties agree to transfer 100% of the shares of the Target Company held by the Transferors to Biznest, subject to the other terms and conditions of this Agreement.

2.2	Price of the Transaction

2.2.1	The parties agree that the total price of the Target Company for this transaction is negotiated to be RMB66.67 million (equivalent to US$ 10.24 million).

2.2.2	Before the date of settlement, the price may be adjusted after Biznest obtains an official audit report issued by an audit institution, and the manner of adjustment shall be negotiated by the parties.

2.2.3	The proportion of the transferred shares is 100% of the shares of the Target Company jointly held by the Transferors.

III.	Payment of the Share Transfer Price

3.1	TAOPING shall pay the share transfer consideration by issuing shares of TAOPING common stock to the Transferors, and the issued shares of TAOPING common stock shall not be traded for [6] months from the date of issuance under Rule 144 of the U.S. Securities Act. TAOPING shall issue to the Transferors a lump sum of shares equal to the Share Transfer Price in the amount of [1,213,630 shares] [TAOPING common stock paid = Share Transfer Consideration / (average closing price of TAOPING on the NASDAQ Trading Market for the past 20 trading days since the date of this Agreement * 90%)] within 10 business days after the completion of the following conditions:

(1)	Effectiveness of this Agreement;

(2)	The Transferors transferred their holdings of the target assets to Biznest, changed the register of shareholders and went to the Shenzhen Municipal Administration of Market Supervision to complete the settlement of interests.

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3.2	The Transferors shall receive the corresponding number of shares issued in proportion to their respective shareholdings in the Target Company upon the register of members of TAOPING being updated to reflect the issue of the proposed number of TAOPING common shares.

IV.	Conditions for Settlement

4.1	Prerequisites for Settlement

The acceptance of the target assets under this Agreement by Biznest shall be subject to the satisfaction of all of the following conditions (Biznest shall have the right but not the obligation to waive one or more of the following conditions):

(1)	The representations, warranties and undertakings of the Transferors and the Target Company listed in Article 8 of this Agreement are true, accurate and complete as of the date of this Agreement and up to the date of settlement;

(2)	The completion of due diligence on the Target Company by Biznest, and the Transferors shall guarantee that no accounting transactions other than those necessary for normal business operations have been carried out prior to the audit.

(3)	Completion of all respective internal approval procedures (including but not limited to obtaining the approval of the shareholders’ (general) meeting and/or the board of directors) by the Target Company, the Transferors and Biznest for the completion of the matters set forth in this Agreement and other definitive agreements; and the necessary Chinese governmental approvals (if any) involved in the transactions set forth under this Agreement and other definitive agreements have been obtained.

(4)	The Transferors shall issue a written document stating that no such arrangement as aforesaid exists and that no other third party approval or consent to the transaction is required, and a written undertaking to assume legal responsibility for any dispute relating to the interest of Biznest arising from the actual existence of the aforesaid arrangement.

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(5)	Biznest has completed legal, financial, tax, technical and business (business investigation refers to visits by Biznest to the Target Company’s customers accompanied by the Target Company and obtaining the approval of the customers) due diligence investigations against the Target Company.

(6)	As of the signing date of this Agreement, there are no outstanding external guarantee documents or bank loan agreements of the Target Company.

(7)	There has not been any material adverse impact on the assets, operation and management team of the Target Company from the date of signing of this Agreement to the date of settlement.

(8)	The Transferors and the Target Company have performed and complied with the agreements, undertakings and obligations required to be performed or must be completed by them before the date of settlement under this Agreement, and that no material default has occurred under this Agreement.

(9)	There is no valid prohibition or similar law or regulation that may prohibit or restrict any party from completing the transactions under this Agreement.

4.2	Best Efforts of All Parties

From the date of this Agreement until the date of settlement, the Parties will cooperate fully and use their best efforts to cause each of the preconditions of settlement set forth in Article 4.1 to be satisfied as soon as possible through the influence exerted by or under the control of each of them.

V.	Settlement of the Target Assets

5.1	All parties agree that within twenty (20) days from the effective date of the Agreement, the Transferors and the Target Company shall go to the Shenzhen Municipal Administration of Market Supervision to compile a new register of shareholders and handle the settlement of interests in the Transaction. All parties shall be jointly responsible for the relevant procedures. The date on which the Target Company compiles a new register of shareholders at the Shenzhen Municipal Administration of Market Supervision and settles the interests in the Transaction shall be the date of settlement.

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5.2	From the date of settlement, all rights and obligations based on the target assets shall be enjoyed and assumed by Biznest.

5.3	All parties agree to endeavor to complete the settlement by [April] [30], 2021, or by [May] [10], 2021 at the latest.

VI.	Post-settlement Obligations

6.1	Post-settlement Obligations

The transfer of the target assets under this Agreement to Biznest is subject to the satisfaction of the following post-settlement obligations within two (2) months after the date of settlement (Biznest has the right but not the obligation to waive one or more of the following conditions):

(1)	The change of directors, supervisors and senior management of the Target Company to the persons designated by Biznest and the industrial and commercial registration of changes, for which the Transferors shall provide necessary assistance and facilities;

(2)	If the Target Company has any payment due but not yet paid by [May] [10], 2021, the Transferors shall bear all liquidated damages, overdue fine and all other losses (including but not limited to litigation costs, preservation costs, attorney’s fees and compensation to be paid by the Target Company to third parties) arising from such payments.

6.2	Transferors’ Obligation of Confidentiality

The Transferors undertake to strictly keep the secrets of Biznest and its subsidiaries, the Target Company and its subsidiaries, and not to disclose the trade secrets of Biznest and its subsidiaries, the Target Company and its subsidiaries that they know or possess.

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VII.	Attribution of Profit and Loss during the Transaction

7.1.	Subject to the completion of this transaction, all parties agree that the period from the audit base date to [April] [30], 2021 shall be the settlement audit period, and the net profit and loss of the target assets during the relevant period shall be audited by an accounting firm with securities and futures business qualifications engaged by Biznest, and the profits during the settlement audit period shall be enjoyed by Biznest and the losses shall be borne by the Transferors.

7.2.	Subject to the completion of this transaction, from [April] [30], 2021 onwards, the profits and normal operating losses realized within the scope of the consolidated statement of the target assets (meaning losses due to normal salary and wages, office, travel and other daily operating matters) shall be enjoyed or borne by Biznest.

7.3.	As confirmed by both parties to the transaction, the normal salary and remuneration, bonus, social security, provident fund, office fees, travel expense and rent and other daily operating expenses of the Target Company as of [April] [30], 2021 shall be borne by the Transferors, and after the aforesaid daily operating expenses are audited by the accounting firm engaged by Biznest and confirmed by both parties to the transaction, the Transferors shall pay the money for the aforesaid audited daily operating expenses to the Target Company by April [30], 2021.

VIII.	Representations, Warranties and Undertakings of the Transferors

8.1.	Prior to the settlement of the target assets, the Transferors jointly make the following representations and warranties:

(1)	The Transferors has all the rights and approvals required to enter into this Agreement and will not be prevented from entering into and performing this Agreement by other factors; the Transferors will not violate any provisions of any contract, agreement or charter binding on them by signing and performing this Agreement;

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(2)	The Transferors have carefully reviewed and fully understood the terms and conditions of this Agreement before signing it, and will not request to revoke, terminate, cancel or change all or part of the terms and conditions of this Agreement or claim that all or part of the terms and conditions of this Agreement are invalid on the grounds that this Agreement is unfair or there is material misunderstanding;

(3)	The Transferors have complete and unrestricted rights to the shares transferred to Biznest, and the shares are not subject to any pledge, seizure or freezing, judicial auction, escrow, trust or restriction of voting rights in accordance with law, and there is no dispute over ownership, and if there is a dispute over ownership of the target shares by the Transferors, the relevant legal consequences shall be borne by the Transferors;

(4)	The Target Company and its subsidiaries are legally established and validly existing joint stock companies, and the establishment and operation of the relevant companies comply with the requirements of the laws and regulations of their respective locations;

(5)	The Target Company and its subsidiaries are not subject to revocation of business license, ordered to close down or revoked in accordance with the law or the Articles of Association, etc.;

(6)	The Target Company and its subsidiaries have obtained approvals, registrations, filings, consents or other forms of permission necessary for the operation of their business in accordance with the relevant laws and regulations, and that there are no circumstances that would cause such approvals, permits, registrations, filings, consents or other forms of permission to lapse, be cancelled or not be renewed, etc.;

(7)	The business operations of the Target Company and its subsidiaries are conducted in accordance with the scope of business as set forth in the Business License for Enterprise Legal Persons and do not violate any legal provisions of the State that restrict or prohibit such operations;

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(8)	Within the foreseeable scope, the Target Company and its subsidiaries will not enter into any circumstances that will lead to a material adverse effect such as a deterioration of its financial position or business condition, nor will they enter into any contract for the abnormal disposal of its assets or rights or have a transfer of assets and profits, unless otherwise agreed in this Agreement;

(9)	The operation of the Target Company and its subsidiaries does not infringe upon the rights of any third party, including but not limited to intellectual property rights and other rights; if the aforesaid infringement exists prior to this transaction, the corresponding legal liability shall be borne by the Transferors;

(10)	All financial records of the Transferors during the period of management of the Target Company and its subsidiaries are properly recorded in accordance with the relevant regulations and can accurately reflect the business conduct of the Target Company, and that such records are free from any major errors and omissions;

(11)	The Target Company and its subsidiaries do not have any other investment and financing arrangements other than those disclosed in writing by the Target Company to Biznest;

(12)	All assets shown on the financial records of the Target Company and its subsidiaries are owned by the Target Company and its subsidiaries; and the Transferors confirm that such balance sheet and related ancillary documents include all assets and interests actually owned by the Target Company and its subsidiaries and are all in the possession and control of the Target Company and its subsidiaries;

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(13)	The Target Company and its subsidiaries enjoy full ownership of their respective assets (including intellectual property rights), and no security authority such as mortgage, pledge or lien has been set on them, and there is no situation or possibility of freezing, seizure or attachment, nor is there any situation or possibility of recourse to others for their rights;

(14)	The Target Company and its subsidiaries have fulfilled the procedures for acquiring the assets and interests in accordance with the relevant requirements, paid the consideration and other expenses required to be paid, and also completed all necessary registration and other procedures;

(15)	All assets of the Target Company and its subsidiaries are in normal condition;

(16)	The Target Company and its subsidiaries have not made any guarantee for others;

(17)	The Target Company and its subsidiaries have complied with the laws and regulations on industry and commerce, taxation, labor, social security, provident fund and other related aspects, and have not been penalized for any violation of the laws and regulations on industry and commerce, taxation, labor, social security and provident fund. In the event that the Target Company and its subsidiaries are punished for violations of laws and regulations prior to the settlement of the target shares after the date of settlement, the Transferors will be liable to the Target Company and its subsidiaries for compensation or indemnification of losses;

(18)	There are no labor disputes or disputes between the Target Company and its subsidiaries and its employees, and there are no outstanding share incentive matters of the Target Company and its subsidiaries. Any matters such as employees’ claims for rights and recovery by the relevant authorities that may occur due to the failure of the Target Company and its subsidiaries to comply with national and local labor and social security regulations prior to the date of settlement shall be borne by the Transferors;

(19)	There is no material or foreseeable litigation, arbitration, etc. of the Target Company and its subsidiaries that have not been disclosed to Biznest prior to the date of settlement;

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(20)	The Target Company and its subsidiaries comply with the relevant taxation laws and regulations and pay taxes in accordance with the law, and if the Target Company is pursued and punished by the taxation authorities after the date of settlement due to any default in tax payment by the Target Company before the date of settlement, the Transferors shall bear all losses such as the amount of the pursued portion, late payment fees and fines;

(21)	The receivables of the Target Company and its subsidiaries have been legally recorded and audited;

(22)	The Target Company and its subsidiaries have not infringed in any way the intellectual property rights of any entity in the course of operating their business, nor have they received any claim of infringement of rights in any form from any third party in respect of such intellectual property rights, the manufacture or sale of products containing such intellectual property rights, and such infringement, individually or in the aggregate, may have a material adverse effect. To the knowledge of the Target Company, there is no infringement by any third party of any Intellectual Property Rights owned by the Target Company and its subsidiaries in any manner; and, neither the use of such Intellectual Property Rights nor the sale of products containing such Intellectual Property Rights by the Target Company and its Subsidiaries in their normal operations after the execution of this Agreement will infringe the Intellectual Property Rights of any entity; and the production and operations of the Target Company and its subsidiaries will not in any respect be subject to any material adverse effect solely by reason of the use of such Intellectual Property Rights or the sale of products containing such Intellectual Property Rights;

(23)	The Target Company and its subsidiaries have no other obligations and liabilities externally other than those already disclosed to Biznest in writing;

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(24)	The information provided by the Transferors to Biznest and its engaged intermediaries in relation to the Target Company and its subsidiaries is true, accurate and complete, i.e. there are no false records, misleading statements and material omissions.

8.2.	The Transferors will use their best endeavors to process and assist Biznest and the Target Company to obtain all approvals and consent documents required for the entry into force of this Agreement.

8.3.	The Transferors undertake that it will bear all legal liabilities and indemnify Biznest and the Target Company for any direct and indirect losses caused by the breach of the above-mentioned representations, warranties and undertakings in accordance with the provisions of this Agreement and the laws and regulations.

IX.	Representations, Warranties and Undertakings of Biznest

9.1.	Biznest is a limited liability company established and legally existing in accordance with the law, and can independently bear civil liabilities in its own name.

9.2.	The Biznest has carefully reviewed and fully understood the terms and conditions of this Agreement before signing it, and will not request to revoke, terminate, cancel or change all or part of the terms and conditions of this Agreement or claim that all or part of the terms and conditions of this Agreement are invalid on the grounds that this Agreement is unfair or there is material misunderstanding.

9.3.	In the process of negotiation and consultation for the signing of this Agreement, all information provided by Biznest to the Transferors is true, accurate and complete, and there are no false records, misleading statements or material omissions.

9.4.	Biznest will use its best efforts to process and assist in obtaining all approvals and consent documents required for the entry into force of this Agreement.

9.5.	Biznest undertakes that it will comply with the terms and conditions of this Agreement and will not engage in any conduct that is contrary to the purpose of signing this Agreement.

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9.6.	Biznest undertakes to bear all legal liabilities and compensate any losses caused to the Transferors as a result of any breach of the above-mentioned representations, warranties and undertakings in accordance with the provisions of this Agreement and laws and regulations.

X.	Taxes and Fees

11.1.	Unless otherwise agreed in this Agreement and a supplemental agreement, all costs related to the performance of this Agreement and the completion of the Transaction shall be borne by the party causing such costs to be incurred.

11.2.	Each party shall pay its respective taxes payable as a result of the performance of its obligations under this Agreement in accordance with the provisions of relevant laws.

XI.	Termination and Cancellation of the Agreement

11.1.	The Biznest or the Transferors shall have the right to unilaterally terminate this Agreement by written notice if one or more of the following circumstances occur:

11.1.1.	The content and performance of this Agreement is terminated, revoked, or deemed invalid due to objections from government authorities, securities registration or trading authorities, or judicial institutions, or the important principle provisions of this Agreement cannot be performed so as to seriously affect the commercial purpose of Biznest or the Transferors at the time of signing this Agreement;

11.1.2.	If the competent governmental authorities expressly disagree with part of the terms of this Agreement and such part of the terms have a material impact on this transaction;

11.1.3.	If there is a change in the laws, rules and regulations on which this Agreement relies which makes the main content of this Agreement illegal, or if either party to this Agreement is unable to perform its main obligations under this Agreement due to the policies or orders of the State;

11.1.4.	There is a material breach of contract by Biznest or the Transferor, which makes the completion of this transaction impossible or seriously affects the commercial purpose of Biznest or the Transferors at the time of signing this agreement.

11.2.	Prior to the completion date of the Transaction, the parties may terminate or cancel this Agreement in writing by mutual consent of the parties.

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XII.	Confidentiality

12.1.	Each party shall be under a strict obligation of confidentiality with respect to information or documents related to this transaction (except for information and documents that may be disclosed or divulged in accordance with the law).

12.2.	Without the prior written consent of the other parties to this Agreement, neither party shall disclose or reveal the said information and documents in any way to a third party outside this Agreement, and each party shall take necessary measures to limit the persons who have knowledge or understanding of the said information and documents to those who are engaged in this transaction, and require the relevant persons to strictly comply with the provisions of this Article.

12.3.	The provision of relevant information and documents by each party to the intermediary for the purpose of entering into and performing this Agreement shall not be regarded as a disclosure of confidentiality.

XIII.	Force Majeure

13.1.	Meaning of Force Majeure

“Force Majeure” means any event or circumstance that is not reasonably foreseeable, insurmountable and unavoidable by the affected party. Such force majeure event or circumstance includes:

(1)	Natural disasters, such as earthquakes, tsunamis, floods, typhoons, hailstorms, fires, etc.;

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(2)	Governmental acts, such as expropriation, requisition, etc.;

(3)	Unusual social events, such as war, armed conflict, strike, riot, riot, etc.

13.2.	Notice

A party to this Agreement affected by a force majeure event shall notify the other parties to this Agreement of the occurrence of the force majeure event in writing without delay or, in the event of a communication breakdown, when communication is restored.

13.3.	Written Certification

The party affected by the force majeure event shall provide, within five business days from the date of the force majeure event (in the event of a communication interruption, the five business day period shall commence when communication is restored), written proof of the occurrence of the force majeure event issued by the government or notary public of the place where the force majeure event occurred to prove the details of the force majeure event, the impossibility or partial impossibility of performance of the Agreement and the impact of the force majeure on the performance of its obligations under the Agreement.

13.4.	Liability Exemption

If a party to this Agreement is unable to perform its obligations under this Agreement in whole or in part as a result of a force majeure event, that party shall be released from liability for breach of contract to the extent affected.

XIV.	Responsibility for Breach of Contract

14.1.	The failure of either party to perform its obligations under this Agreement or the making of representations or warranties that are inconsistent with the facts shall be deemed a breach of contract. The breaching party shall be liable to the observant party in accordance with the provisions of this Agreement and the law, i.e., the breaching party shall compensate the observant party for direct or indirect losses and expenses caused to the observant party by its breach (including all expenses and costs to for compensation, including and not limited to: fees of intermediaries engaged in this transaction, attorneys’ fees, case acceptance fees, property preservation fees, appraisal fees, enforcement fees, etc.). If each party breaches the contract, each party shall bear the corresponding responsibility arising from its breach.

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14.2.	If Biznest breaches the representations, warranties and undertakings made by itself, the Transferors shall have the right to terminate this Agreement and request Biznest to pay liquidated damages of [100] thousand yuan, and if the said liquidated damages are insufficient to compensate for the losses caused to the observant party, it shall also compensate for the shortfall.

14.3.	If the Transferors fails to disclose or intentionally conceals the existence of matters with material adverse impact on the Target Company as required by the Biznest, or breaches the representations, warranties and undertakings of the Transferor, the Biznest shall have the right to terminate this Agreement and require the Transferors to pay a liquidated damages of [100] thousand Yuan, and if the said liquidated damages are not sufficient to compensate for the loss caused to the Biznest, it shall also compensate for the shortfall.

14.4.	If any party proposes to cancel or terminate this Agreement without any reason from the date of signing this Agreement, it shall pay the observant party a liquidated damages of [100] thousand Yuan, and if the said liquidated damages are not sufficient to compensate for the loss caused to the observant party, the breaching party shall also compensate for the shortfall.

XV.	Applicable Law and Dispute Resolution

15.1.	The conclusion and performance of this Agreement shall be governed by the laws and regulations of China and shall be interpreted in accordance with the laws of China.

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15.2.	Disputes between the parties arising from the conclusion and performance of this Agreement shall first be resolved through friendly negotiation. If the dispute cannot be resolved through negotiation, either party shall have the right to file a lawsuit with the people’s court with corresponding jurisdiction in the location of the Target Company.

XVI.	Notice and Service

16.1.	All notices and demands required to be given or served under this Agreement shall be in writing and sent to the party concerned by prepaid express mail, facsimile, e-mail or personal delivery.

16.2.	Every notice or demand given or served under this Agreement shall be deemed to have been received by the party notified or served as of the time:

(1)	If sent by prepaid express mail, the day after the day of posting;

(2)	If delivered by personal delivery, at the time of delivery;

(3)	If sent by facsimile, at the time when the facsimile machine records the completion of transmission;

(4)	If sent by e-mail, at the time when the sender’s computer records the completion of sending.

16.3.	The provisions of the above clause do not exclude any other means of communication permitted by law.

16.4.	The designated contact person, mailing address and contact information of the parties to this Agreement are as follows:

Biznest Internet Technology Co., Ltd.

Address: F/18-B, Tower of Zhuzilin Education and Technology Building, Xiangmihu Street, Futian District, Shenzhen

Zip code: 518040

TAOPING New Media Co., Ltd.

Address: F/18-C, Tower of Zhuzilin Education and Technology Building, Xiangmihu Street, Futian District, Shenzhen

Zip code: 518040

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16.5.	Any party that changes its mailing address, contact information, or designated contact person shall notify the other parties in writing within 48 hours of the change. If no notice of such change is received, the notice at the above address shall be deemed to be delivered.

XVII.	Supplementary Provisions

17.1	This Agreement is the acquisition agreement of the Transaction. The relevant documents of the equity transfer agreement signed by the Transferors and Biznest during the settlement procedures of the Transaction shall be based on the agreement of this Agreement and shall not conflict with the content of this Agreement. If the relevant equity transfer documents signed at that time are inconsistent with the contents of this Agreement, the contents of this Agreement shall prevail.

17.2	The terms “above” and “below” used ahead of a number in this Agreement shall include the number itself.

17.3	Waiver of Rights

The waiver of one of the rights herein by one party shall not be deemed to be a waiver of the other rights herein; the failure of a party to exercise or delay in exercising any of its rights herein shall not constitute a waiver of the foregoing and shall not affect the continued exercise of its rights; any single or partial exercise of its rights herein shall not preclude the exercise of the remainder of its rights, nor shall it preclude the exercise of its other rights.

17.4	Annex

The annex to this Agreement is an integral part of this Agreement and shall have the same effect as this Agreement.

17.5	Copies

This Agreement is made in seven (7) copies, two (2) copies for each of Biznest and TAOPING, four (4) copies for the Transferors and one (1) copy for the Target Company.

17.6	Effectiveness of the Agreement

This Agreement is signed by each party, signed by the legal representatives of each party or their authorized representatives and sealed with their respective official seals.

(No text below)

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(This page has no text and is the signature and seal page of the Share Acquisition Agreement)

Acquirer:

Biznest Internet Technology Co., Ltd. (seal)

Legal representative (signature)

TAOPING INC. (seal)

Legal representative (signature)

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Transferors:

Jianghuai LIN (signature)

Qinglong LIN (signature)

Shenzhen Hengxin Consulting Enterprise (Limited Partnership) (Seal)

Legal representative (signature)

Shenzhen Sixiang Consulting Enterprise (Limited Partnership) (seal)

Legal representative (signature)

Target Company:

TAOPING INC. (seal)

Legal representative (signature)

Date of Signing: March 17, 2021

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Annex I Share Structure of the Target Company

No.	Name of Shareholders	Amount of Shareholding (ten thousand yuan)	Share Ratio
1	Jianghuai LIN	3,375	50.62247%
2	Qinglong LIN	225	3.37483%
3	Shenzhen Hengxin Consulting Enterprise (Limited Partnership)	2,400	35.9982%
4	Shenzhen Sixiang Consulting Enterprise (Limited Partnership)	667	10.0045%
Total		6667	100%

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